UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K     ☐ Form 20-F    ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended:      September 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

 Part I--Registrant Information

      Full Name of Registrant:   The Tube Media Corp.

Former Name if Applicable:          AGU Entertainment Corp.

Address of Principal Executive Office:   1451 West Cypress Creek Road Fort Lauderdale, FL 33309

 Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed  on or before the fifteenth calendar day following the prescribed due date; or the  subject quarterly report or transition report on Form 10-Q, or portion thereof will  be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 Part III--Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed)

The Tube Media Corp. (the “Company”) is unable to file its quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2006 (the “Form 10-QSB”) within the prescribed period. The compilation, dissemination and review of the information required to be presented in the Form 10-QSB has imposed time constraints on the Company’s employees. The timeliness of the Company’s Form 10-QSB was adversely impacted by a multitude of factors, including, but not limited to, continuing liquidity issues and a significant financing agreement entered into in the third quarter of 2006, which was critical to the Company’s ability to continue as a going concern. As a result of these factors, the timely filing of the Form 10-QSB was impracticable without undue hardship and expense to the Company. At this time, the Company expects to file the Form 10-QSB no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

 Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Celestine F. Spoden     954    714-8100
(Name)      (Area Code)  (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Tube Media Corp. anticipates that the financial results for the fiscal quarter ended September 30, 2006 will be as reflected in the subsequent paragraph.

The Company expects that there will be a decrease of approximately $251,193 to $1,558 in the net revenues for the nine months ended September 30, 2005 compared to the $252,751 in net revenues reported for the nine months ended September 30, 2005. During the nine months ended September 30, 2005, the Company generated revenue primarily from its record label subsidiary. During the first nine months of 2006, the Company did not generate any revenue from its record label subsidiary but generated $1,556 of revenues from e-commerce sales. The Company also expects that there will be a net loss of approximately $12.7 million reported for the nine months ended September 30, 2006, compared to a net loss of $13.9 million reported for the nine months ended September 30, 2005, based in part on (1) increases in fees under affiliation agreements, (2) a decrease in interest expense, and (3) increases in accounting and legal fees and other internal costs relating to compliance with federal and state securities laws. The above net loss for the nine months ended September 30, 2006 is before adjustment of certain derivative debt instruments which is in process.

Forward-Looking Statements

This document may include a number of "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management's current views with respect to future events and financial performance and include statements regarding management’s intent, belief or current expectations, which are based upon assumptions about future conditions that may prove to be inaccurate. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, involve risk and uncertainties, and that as a result, actual results may differ materially from those contemplated by such forward-looking statements. Such risks include, among other things, the volatile and competitive markets in which we operate, our limited operating history, our limited financial resources, our ability to manage our growth and the lack of an established trading market for our securities. When considering forward-looking statements, readers are urged to carefully review and consider the various disclosures, including risk factors and their cautionary statements, made by us in this document and in our reports filed with the Securities and Exchange Commission.

The Tube Media Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006	By:	/s/ Celestine F. Spoden
Name: Celestine F. Spoden Title: Chief Financial Officer